
Mail Stop 4631

November 23, 2009

**via U.S. mail and facsimile**

Timothy K. Pistell, CFO
Parker-Hannifin Corporation
6035 Parkland Boulevard
Cleveland, OH  44124-4141

>     **RE:    Parker-Hannifin Corporation**
>              **Form 10-K for the Fiscal Year Ended June 30, 2009**
>              **Filed August 27, 2009**
>              **Schedule 14A Filed on September 28, 2009**
>              **File No. 1-4982**

Dear Mr. Pistell:

       We have reviewed your response letters dated November 3, 2009 and November 17, 2009, and have the following additional comments.  Where indicated, we think you should revise your document in future filings in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2009

Exhibit 13

Management's Discussion and Analysis, page 13-2

Critical Accounting Policies, page 13-10

Impairment of Goodwill and Long-lived Assets, page 13-10

1.  We note and appreciate the enhanced disclosures you provided in your first quarter of fiscal year 2009 Form 10-Q in response to comment 2 in our letter dated October 20, 2009.  To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact

your operating results or total shareholders' equity, please further enhance your disclosures to address the following additional disclosures in future filings:

- Identify each individual reporting unit along with the corresponding reportable segment.
- Disclose the percentage by which fair value exceeds the carrying value as of the most-recent step-one test for each individual reporting unit.
- Disclose the amount of goodwill for each individual reporting unit.
- Provide a description of the assumptions that drive the estimated fair value for each individual reporting unit.
- Provide a discussion of the uncertainty associated with the key assumptions for each individual reporting unit.  For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.
- Provide a discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value for each individual reporting unit.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination in future filings.  Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.  Please provide us with the disclosures you intend to include in your next periodic report.

16.  Contingencies, page 13-38

2.  We note your response to comment 3 in our letter dated October 20, 2009, and the disclosure you provided on page 12 of the first quarter of fiscal year 2010 Form 10-Q. Given the significance to income before income taxes of the expense recognized during fiscal year 2009 for the Parker ITR lawsuits and regulatory investigations and the significance to operating cash flows of the payments made during fiscal year 2009, we continue to request that you disclose these amounts to investors in your next periodic report and Form 10-K.  This disclosure will allow investors to understand the impact the lawsuits and regulatory investigations have had to your consolidated financial statements.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information.  Detailed response letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.  For other comments, please contact Hagen Ganem, Staff Attorney, at (202) 551-3330, or in his absence, Craig Slivka, Special Counsel, at (202) 551-3729.

Sincerely,

Terence O'Brien
Accounting Branch Chief